

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934



02040968

(Mark one):

[X]   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)

      For the fiscal year ended December 31, 2001.

                              OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

      For the transition period from _____ to _____.

Commission file number ___0-23551___

A.   Full title of the plan and the address of the plan, if different from that of the issuer named
      below:

      United Tennessee Bankshares, Inc. ESOP

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal
      executive office:

      United Tennessee Bankshares, Inc., 344 W. Broadway, Newport TN 37821-0249

PROCESSED

JUL 0 8 2002

THOMSON
FINANCIAL

Form 5500

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits
Administration

Pension Benefit Guaranty Corporation

Annual Return/Report of Employee Benefit Plan

This form is required to be filed under sections 104 and 4065 of the Employee Retirement Income Security Act of 1974 (ERISA) and sections 6039D, 6047(e), 6057(b), and 6058(a) of the Internal Revenue Code (the Code).

► Complete all entries in accordance with the instructions to the Form 5500.

Official Use Only
OMB Nos. 1210 - 0110
1210 - 0089

2001

This Form Is Open to
Public Inspection

Part I — Annual Report Identification Information

For the calendar plan year 2001 or fiscal plan year beginning _____ and ending _____

A This return/report is for:
- (1) ☐ a multiemployer plan;
- (2) ☒ a single-employer plan (other than a multiple-employer plan);
- (3) ☐ a multiple-employer plan; or
- (4) ☐ a DFE (specify) _____

B This return/report is:
- (1) ☐ the first return/report filed for the plan;
- (2) ☐ an amended return/report;
- (3) ☐ the final return/report filed for the plan;
- (4) ☐ a short plan year return/report (less than 12 months).

C If the plan is a collectively-bargained plan, check here .... ►☐

D If filing under an extension of time or the DFVC program, check box and attach required information (see instructions) .... ►☐

Part II — Basic Plan Information — enter all requested information.

1a Name of plan
UNITED TENNESSEE BANKSHARES, INC. ESOP

1b Three-digit plan number (PN) ►	001
1c Effective date of plan (mo., day, yr.) 01/01/1998	

2a Plan sponsor's name and address (employer, if for a single-employer plan)
(Address should include room or suite no.)
UNITED TENNESSEE BANKSHARES, INC.

P.O. BOX 249
344 WEST BROADWAY

NEWPORT   TN 37821-0249

2b Employer Identification Number (EIN) 62-1710108	
2c Sponsor's telephone number 423-623-6088	
2d Business code (see instructions) 522120	

Caution: A penalty for the late or incomplete filing of this return/report will be assessed unless reasonable cause is established.

Under penalties of perjury and other penalties set forth in the instructions, I declare that I have examined this return/report, including accompanying schedules, statements and attachments, as well as the electronic version of this return/report if it is being filed electronically, and to the best of my knowledge and belief, it is true, correct and complete.

Signature of plan administrator	Date 6-25-02	RICHARD HARWOOD Typed or printed name of individual signing as plan administrator
Signature of employer/plan sponsor/DFE	Date 6-25-02	RICHARD HARWOOD Typed or printed name of individual signing as employer, plan sponsor or DFE as applicable

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500.   v4.1   Form 5500 (2001)



Official Use Only

3a Plan administrator's name and address (If same as plan sponsor, enter "Same") SAME	**3b** Administrator's EIN	
	3c Administrator's telephone number	

4 If the name and/or EIN of the plan sponsor has changed since the last return/report filed for this plan, enter the name, EIN and the plan number from the last return/report below:	**b** EIN	
a Sponsor's name	**c** PN	
5 Preparer information (optional) **a** Name (including firm name, if applicable) and address	**b** EIN	
	c Telephone number	

6 Total number of participants at the beginning of the plan year	**6**	28
7 Number of participants as of the end of the plan year (welfare plans complete only lines **7a, 7b, 7c,** and **7d**)		
a Active participants	**7a**	24
b Retired or separated participants receiving benefits	**7b**	4
c Other retired or separated participants entitled to future benefits	**7c**	2
d Subtotal. Add lines **7a, 7b,** and **7c**	**7d**	30
e Deceased participants whose beneficiaries are receiving or are entitled to receive benefits	**7e**	0
f Total. Add lines **7d** and **7e**	**7f**	30
g Number of participants with account balances as of the end of the plan year (only defined contribution plans complete this item)	**7g**	30
h Number of participants that terminated employment during the plan year with accrued benefits that were less than 100% vested	**7h**	0
i If any participant(s) separated from service with a deferred vested benefit, enter the number of separated participants required to be reported on a Schedule SSA (Form 5500)	**7i**	1

8   Benefits provided under the plan (complete 8a through 8c, as applicable)

a [X] Pension benefits (check this box if the plan provides pension benefits and enter the applicable pension feature codes from the List of Plan Characteristics Codes printed in the instructions): [2F] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ]

b [ ] Welfare benefits (check this box if the plan provides welfare benefits and enter the applicable welfare feature codes from the List of Plan Characteristics Codes printed in the instructions): [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ] [ ]

c [ ] Fringe benefits (check this box if the plan provides fringe benefits)

9a Plan funding arrangement (check all that apply)	9b Plan benefit arrangement (check all that apply)
(1) [ ] Insurance	(1) [ ] Insurance
(2) [ ] Code section 412(i) insurance contracts	(2) [ ] Code section 412(i) insurance contracts
(3) [X] Trust	(3) [X] Trust
(4) [ ] General assets of the sponsor	(4) [ ] General assets of the sponsor

[barcode]

Official Use Only

0   Schedules attached (Check all applicable boxes and, where indicated, enter the number attached. See Instructions.)

a   **Pension Benefit Schedules**

(1) ☒   R   (Retirement Plan Information)

(2) ☒ __1__ T   (Qualified Pension Plan Coverage Information)

If a Schedule T is not attached because the plan
is relying on coverage testing information for a
prior year, enter the year   . . . . ▶ _____

(3) ☐   B   (Actuarial Information)

(4) ☒   E   (ESOP Annual Information)

(5) ☒   SSA   (Separated Vested Participant Information)

b   **Financial Schedules**

(1) ☐   H   (Financial Information)

(2) ☒   I   (Financial Information -- Small Plan)

(3) ☐ _____ A   (Insurance Information)

(4) ☐   C   (Service Provider Information)

(5) ☐   D   (DFE/Participating Plan Information)

(6) ☐   G   (Financial Transaction Schedules)

(7) ☒ __1__ P   (Trust Fiduciary Information)

c   **Fringe Benefit Schedule**

☐   F   (Fringe Benefit Plan Annual Information)





SCHEDULE E
(Form 5500)

Department of the Treasury
Internal Revenue Service

ESOP Annual Information

Under Section 6047(e) of the Internal Revenue Code

► File as an attachment to Form 5500 or 5500-EZ.

Official Use Only

OMB No. 1210-0110

2001

This Form is NOT Open to Public Inspection.

For calendar year 2001 or fiscal plan year beginning _____ and ending _____

A	Name of plan	B	Three-digit plan number ►	001

UNITED TENNESSEE BANKSHARES, INC. ESOP

C Plan sponsor's name as shown on line 2a of Form 5500 or 5500-EZ	D Employer Identification Number
UNITED TENNESSEE BANKSHARES, INC.	62-1710108

		Yes	No
1a	Did the employee stock ownership plan (ESOP) have an outstanding securities acquisition loan within the meaning of Code section 133 during the plan year?		X
b	Did the employer maintaining the ESOP pay dividends (deductible under section 404(k)) on the employer's stock held by the ESOP during the employer's tax year in which the plan year ends?	X	
	If both line 1a and line 1b are "No," DO NOT complete any other questions on this schedule. Attach the schedule to the Form 5500 or 5500-EZ you file for your ESOP plan.		
2	What is the total value of the ESOP assets? .... ► 1,311,689		
3	If the ESOP holds preferred stock, under what formula(s) is the preferred stock convertible into common stock of the employer corporation? .... ►		
4	If unallocated employer securities were released from a loan suspense account, indicate below the methods used:		
a	☐ Principal and interest (Excise Tax Regulations section 54.4975-7(b)(8)(i));		
b	☒ Principal only (Excise Tax Regulations section 54.4975-7(b)(8)(ii));		
c	☐ Other (attach an explanation)		
5	Were unallocated securities or proceeds from the sale of unallocated securities used to repay any exempt loan (within the meaning of Code section 4975(d)(3))? If "Yes," attach a description of the transaction		X
	If the ESOP or the employer corporation has one or more outstanding securities acquisition loans intended to satisfy Code section 133, complete lines 6 through 11, otherwise skip to line 12.		
6a	Was the ESOP loan part of a "back to back" loan? (See instructions for definition of "back to back" loan.)		
b	If line 6a is "Yes," are the terms of the two loans substantially similar?		
c	Do the two loans have the same amortization schedule? If "No," attach an explanation of how the amortization schedules differ		
7	Is the loan an immediate allocation loan as defined in Code section 133(b)(1)(B)?		
8a	What was the date of the securities acquisition loan? .... ► _____ _____ _____		

month   day   year

For Paperwork Reduction Act Notice and OMB Control Numbers, see the Instructions for Form 5500 or 5500-EZ.

v4.1

Schedule E (Form 5500) 2001





Official Use Only

		Yes	No
8b	At all times after the acquisition of the employer securities with the loan proceeds, did the ESOP own more than 50% of: (i) each class of outstanding stock of the employer corporation, or (ii) the total value of all outstanding stock of the corporation?		
c	If line 8b is "No," does the securities acquisition loan satisfy one of the transition rules of Act section 7301(f) of OBRA 1989 or satisfy the exception in Code section 133(b)(6)(B)(ii)? (See instructions for explanation of transition rules.)		
d	If line 8c is "No," enter the name and address of payees to whom interest with respect to securities acquisition loans was paid ► _____ _____ _____		
9	What was the amount of interest paid on the securities acquisition loan? . . . . ► _____		
10a	Were any securities disposed of within 3 years after the plan acquired section 133 securities in a taxable event described in Code section 4978B(c)?		
b	If line 10a is "Yes," does one or more of the exceptions provided in Code section 4978B(d) apply to all dispositions of employer securities?		
11a	Were any of the ESOP's securities acquisition loans refinanced during this reporting period?		
b	If line 11a is "Yes," does the refinancing meet the requirements of Act section 1602 of SBJPA 1996? . . . . If the employer maintaining the ESOP deducted dividends under Code section 404(k), answer the questions on lines 12 through 15, otherwise skip to line 16.		
12a	Did the amount of the dividends paid exceed the employer's current or accumulated earnings and profits within the meaning of Code section 316?		X
b	Is the amount paid a dividend under applicable state law?	X	
13	If dividends deducted under Code section 404(k) were used to repay an exempt loan, were any dividends used to repay the loan generated by securities that were not acquired with the proceeds of the loan being repaid?		X
14	If the answer to line 13 is "Yes," were the dividends paid with respect to employer securities that satisfy the transition rules of Act section 7302(b)(2) of OBRA 1989?		
15	Did the employer make payments in redemption of stock held by an ESOP to terminating ESOP participants and deduct them under Code section 404(k)(1)?		X





Official Use Only

16   Complete the following information for each class of stock owned by the ESOP:

(a) Class of stock	(b) Common stock (C) Preferred stock (P)	(c) Readily tradable* Yes (Y) No (N)	(d) Dividend rate during plan year**	(e) Dividends paid to participants***	(f) Dividends used to repay exempt loan	
					(1) allocated stock	(2) unallocated stock
COMMON STOCK	C	Y	3.44	$ 0	$ 17982	$ 29641
				$	$	$
				$	$	$
Totals of dividends reported on lines 16(e) and (f) for all classes of stock(including any reported on attachments, see Instructions) ▶				$ 0	$ 17982	$ 29641

* If the stock is readily tradable on an established securities market within the meaning of Code section 409(l), enter "Y," otherwise enter "N."

** Dividend rate paid for each class of stock during the plan year.

*** Dividends paid directly to or distributed to participants.





SCHEDULE I
(Form 5500)
Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits
Administration

Pension Benefit Guaranty Corporation

Financial Information -- Small Plan

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

► File as an attachment to Form 5500.

OMB No. 1210-0110

2001

This Form is Open to Public Inspection.

Official Use Only

For calendar year 2001 or fiscal plan year beginning _____ , and ending _____ ,

A	Name of plan	B	Three-digit plan number ►	001
	UNITED TENNESSEE BANKSHARES, INC. ESOP			
C	Plan sponsor's name as shown on line 2a of Form 5500	D	Employer Identification Number	
	UNITED TENNESSEE BANKSHARES, INC.		62-1710108	

Complete Schedule I if the plan covered fewer than 100 participants as of the beginning of the plan year. You may also complete Schedule I if you are filing as a small plan under the 80-120 participant rule (see instructions). Complete Schedule H if reporting as a large plan or DFE

Part I   Small Plan Financial Information

(Report below the current value of assets and liabilities, income, expenses, transfers and changes in net assets during the plan year. Combine the value of plan assets held in more than one trust. Do not enter the value of the portion of an insurance contract that guarantees during this plan year to pay a specific dollar benefit at a future date. Include all income and expenses of the plan including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers.   **Round off amounts to the nearest dollar.**

1	Plan Assets and Liabilities:		(a) Beginning of Year	(b) End of Year
a	Total plan assets	1a	1,322,382	1,311,689
b	Total plan liabilities	1b	824127	644232
c	Net plan assets (subtract line 1b from line 1a)	1c	498255	667457

2	Income, Expenses, and Transfers for this Plan Year:		(a) Amount	(b) Total
a	Contributions received or receivable			
	(1) Employers	2a(1)	222132	
	(2) Participants	2a(2)	0	
	(3) Others (including rollovers)	2a(3)	0	
b	Noncash contributions	2b	0	
c	Other income	2c	43687	
d	Total income (add lines 2a(1), 2a(2), 2a(3), 2b, and 2c)	2d		265819
e	Benefits paid (including direct rollovers)	2e	27901	
f	Corrective distributions (see instructions)	2f	0	
g	Certain deemed distributions of participant loans (see instructions)	2g	0	
h	Other expenses	2h	68716	
i	Total expenses (add lines 2e, 2f, 2g, and 2h)	2i		96617
j	Net income (loss) (subtract line 2i from line 2d)	2j		169202
k	Transfers to (from) the plan (see instructions)	2k		0

3 Specific Assets: If the plan held assets at anytime during the plan year in any of the following categories, check "Yes" and enter the current value of any assets remaining in the plan as of the end of the plan year. Allocate the value of the plan's interest in a commingled trust containing the assets of more than one plan on a line-by-line basis unless the trust meets one of the specific exceptions described in the instructions.

			Yes	No	Amount
a	Partnership/joint venture interests	3a		X	
b	Employer real property	3b		X	

For Paperwork Reduction Act Notice and OMB Control Numbers, see the Instructions for Form 5500.   v4.1   Schedule I (Form 5500) 2001



Official Use Only

		Yes	No	Amount
3c	Real estate (other than employer real property)	3c		X	
d	Employer securities	3d	X		1,307,906
e	Participant loans	3e		X	
f	Loans (other than to participants)	3f	X		562865
g	Tangible personal property	3g		X	

Part II   Transactions During Plan Year

4   During the plan year:

		Yes	No	Amount
a	Did the employer fail to transmit to the plan any participant contributions within the maximum time period described in 29 CFR 2510.3-102? (See instructions)	4a		X	
b	Were any loans by the plan or fixed income obligations due the plan in default as of the close of the plan year or classified during the year as uncollectible? Disregard participant loans secured by the participants' account balance	4b		X	
c	Were any leases to which the plan was a party in default or classified during the year as uncollectible?	4c		X	
d	Did the plan engage in any nonexempt transaction with any party-in-interest?	4d		X	
e	Was the plan covered by a fidelity bond?	4e	X		1,000,000
f	Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	4f		X	
g	Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	4g		X	
h	Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	4h		X	
i	Did the plan at any time hold 20% or more of its assets in any single security, debt, mortgage, parcel of real estate, or partnership/joint venture interest?	4i	X		1,307,906
j	Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan, or brought under the control of the PBGC?	4j		X	
k	Are you claiming a waiver of the annual examination and report of an independent qualified public accountant (IQPA) under 29 CFR 2520.104-46? If no, attach the IQPA's report. (See instructions for conditions to be eligible for waiver.)	4k	X		

5a   Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year   .... ☐ Yes   ☒ No   Amount _____

5b   If during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions.)

5b(1) Name of plan(s)	5b(2) EIN(s)	5b(3) PN(s)



NOTE 4I: PLAN IS ESOP; ENTIRE AMOUNT EMPLOYER STOCK

Annual Return of Fiduciary
of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

► File as an attachment to Form 5500 or 5500-EZ.

Official Use Only

OMB No. 1210-0110

2001

This Form is Open to Public Inspection.

For trust calendar year 2001 or fiscal year beginning _____ and ending _____

1a Name of trustee or custodian

WILLIAM HENRY, ROBERT SELF

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

344 BROADWAY

c City or town, state, and ZIP code

NEWPORT   TN   37821-0249

2a Name of trust
UNITED TENNESSEE BANKSHARES, INC. ESOP

b Trust's employer identification number   62-1710108

3 Name of plan if different from name of trust

SAME

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? .... [X] Yes   [ ] No

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ. ► 62-1710108

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

Signature of fiduciary ► _Richard Newport_   Date ► 6-25-02

For the Paperwork Reduction Notice and OMB Control Numbers, see the Instructions for Form 5500 or 5500-EZ.   v4.1   Schedule P (Form 5500) 2001



SCHEDULE P
(FORM 5500)

Department of the Treasury
Internal Revenue Service

Annual Return of Fiduciary
of Employee Benefit Trust

This schedule may be filed to satisfy the requirements under section 6033(a) for an annual information return from every section 401(a) organization exempt from tax under section 501(a).

Filing this form will start the running of the statute of limitations under section 6501(a) for any trust described in section 401(a) that is exempt from tax under section 501(a).

► File as an attachment to Form 5500 or 5500-EZ.

Official Use Only

OMB No. 1210-0110

2001

This Form is Open to Public Inspection.

For trust calendar year 2001 or fiscal year beginning _____ and ending _____

1a Name of trustee or custodian

WILLIAM HENRY, ROBERT SELF

b Number, street, and room or suite no. (If a P.O. box, see the instructions for Form 5500 or 5500-EZ.)

344 BROADWAY

c City or town, state, and ZIP code

NEWPORT   TN   37821-0249

2a Name of trust
UNITED TENNESSEE BANKSHARES, INC. ESOP

b Trust's employer identification number   62-1710108

3 Name of plan if different from name of trust

SAME

4 Have you furnished the participating employee benefit plan(s) with the trust financial information required to be reported by the plan(s)? .... ☒ Yes ☐ No

5 Enter the plan sponsor's employer identification number as shown on Form 5500 or 5500-EZ. .... ►   62-1710108

Under penalties of perjury, I declare that I have examined this schedule, and to the best of my knowledge and belief it is true, correct, and complete.

Signature of Fiduciary ►    Date ► 6-25-02

For the Paperwork Reduction Notice and OMB Control Numbers, see the instructions for Form 5500 or 5500-EZ.

v4.1   Schedule P (Form 5500) 2001



SCHEDULE R
(Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits
Administration

Pension Benefit Guaranty Corporation

Retirement Plan Information

This schedule is required to be filed under sections 104 and 4065 of the Employee Retirement Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an Attachment to Form 5500.**

OMB No. 1210-0110

2001

This Form is Open to
Public Inspection.

Official Use Only

For calendar year 2001 or fiscal plan year beginning _____ , and ending _____

A Name of plan
UNITED TENNESSEE BANKSHARES, INC. ESOP

B Three-digit
plan number ▶ 001

C Plan sponsor's name as shown on line 2a of Form 5500
UNITED TENNESSEE BANKSHARES, INC.

D Employer Identification Number
62-1710108

Part I Distributions

All references to distributions relate only to payments of benefits during the plan year.

1 Total value of distributions paid in property other than in cash or the forms of property specified in the instructions . . . . **1** $ 0

2 Enter the EIN(s) of payor(s) who paid benefits on behalf of the plan to participants or beneficiaries during the year (if more than two, enter EINs of the two payors who paid the greatest dollar amounts of benefits). 62-1230706

Profit-sharing plans, ESOPs, and stock bonus plans, skip line 3.

3 Number of participants (living or deceased) whose benefits were distributed in a single sum, during the plan year **3**

Part II Funding Information (If the plan is not subject to the minimum funding requirements of section 412 of the Internal Revenue Code or ERISA section 302, skip this Part.)

4 Is the plan administrator making an election under Code section 412(c)(8) or ERISA section 302(c)(8)? . . . . ☐ Yes ☐ No ☐ N/A
If the plan is a defined benefit plan, go to line 7.

5 If a waiver of the minimum funding standard for a prior year is being amortized in this plan year, see instructions, and enter the date of the ruling letter granting the waiver . . . . ▶ Month_____ Day_____ Year_____
If you completed line 5, complete lines 3, 9, and 10 of Schedule B and do not complete the remainder of this schedule.

6a Enter the minimum required contribution for this plan year . . . . **6a** $ _____

b Enter the amount contributed by the employer to the plan for this plan year . . . . **6b** $ _____

c Subtract the amount in line 6b from the amount in line 6a. Enter the result (enter a minus sign to the left of a negative amount) . . . . **6c** $ _____
If you completed line 6c, do not complete the remainder of this schedule.

7 If a change in actuarial cost method was made for this plan year pursuant to a revenue procedure providing automatic approval for the change or a class ruling letter, does the plan sponsor or plan administrator agree with the change? . . . . ☐ Yes ☐ No ☐ N/A
Do not complete line 8, if the plan is a multiemployer plan or a plan with 100 or fewer participants during the prior plan year (see inst.).

8 Is the employer electing to compute minimum funding for this plan year using the transitional rule provided in Code section 412(l)(11) and ERISA section 302(d)(11)? . . . . ☐ Yes ☐ No ☐ N/A

Part III Amendments

9 If this is a defined benefit pension plan, were any amendments adopted during this plan year that increased the value of benefits? (see instructions) . . . . ☐ Yes ☐ No

For Paperwork Reduction Act Notice and OMB Control Numbers, see the Instructions for Form 5500. v4.1 Schedule R (Form 5500) 2001

SCHEDULE SSA (Form 5500)	Annual Registration Statement Identifying Separated Participants With Deferred Vested Benefits Under Section 6057(a) of the Internal Revenue Code ▶ File as an attachment to Form 5500 unless box 1b is checked.	Official Use Only OMB No. 1210-0110 **2001** This Form is NOT Open to Public Inspection.

Department of the Treasury
Internal Revenue Service

For calendar year 2001 or fiscal plan year beginning _____, and ending _____

A Name of plan UNITED TENNESSEE BANKSHARES, INC. ESOP	B Three-digit plan number ▶ 001
C Plan sponsor's name as shown on line 2a of Form 5500 UNITED TENNESSEE BANKSHARES, INC.	D Employer Identification Number 62-1710108

1a ☐ Check here if additional participants are shown on attachments. All attachments must include the sponsor's name, EIN, name of plan, plan number, and column identification letter for each column completed for line 4.

1b ☐ Check here if plan is a government, church or other plan that elects to voluntarily file Schedule SSA. If so, complete lines 2 through 3c and the signature area. Otherwise, complete the signature area only.

2 Plan sponsor's address (number, street, and room or suite no.) (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

3a Name of plan administrator (if other than sponsor)

3b Administrator's EIN

3c Number, street, and room or suite no. (If a P.O. box, see the instructions for line 2.)

City or town, state, and ZIP code

Under penalties of perjury, I declare that I have examined this report, and to the best of my knowledge and belief, it is true, correct, and complete.

Signature of plan administrator ▶ _Richard Henderson_

Phone number of plan administrator ▶ 423-623-6008

Date ▶ 6-25-02

For Paperwork Reduction Act Notice and OMB Control Numbers, see the instructions for Form 5500

v4.1 Schedule SSA (Form 5500) 2001



Official Use Only

4   Enter one of the following Entry Codes in column (a) for each separated participant with deferred vested benefits that:

Code A – has not previously been reported.

Code B – has previously been reported under the above plan number but requires revisions to the information previously reported.

Code C – has previously been reported under another plan number but will be receiving their benefits from the plan listed above instead.

Code D – has previously been reported under the above plan number but is no longer entitled to those deferred vested benefits.

		Use with entry code "A", "B", "C", or "D"			Use with entry code "A" or "B"		
(a) Entry Code	(b) Social Security Number	(c) Name of Participant			Enter code for nature and form of benefit		Amount of vested benefit
		(First)	(M.I.)	(Last)	(d) Type of annuity	(e) Payment frequency	(f) Defined benefit plan – periodic payment
B	413580587	ERNESTINE		BALL	A	A	
B	411027800	DEBBIE	Q	BURGIN	A	A	
B	408065856	LORIE ANN		JONES	A	A	

	Use with entry code "A" or "B"			Use with entry code "C"	
(a) Entry Code	Amount of vested benefit — Defined contribution plan			(i) Previous sponsor's employer identification number	(j) Previous plan number
	(g) Units or shares	Share Indicator	(h) Total value of account		
	1064.19000	S	9013.88		
	33.30000	S	200.31		
	6.52000	S	56.03		



Official Use Only

SCHEDULE T
(Form 5500)

Department of the Treasury
Internal Revenue Service

Qualified Pension Plan Coverage Information

This form is required to be filed under section 6058(a) of the
Internal Revenue Code (the Code).

► File as an attachment to Form 5500.

OMB No. 1210-0110

2001

**This Form is Open to
Public Inspection.**

For calendar year 2001 or fiscal plan year beginning _____ and ending _____

A Name of plan	**B** Three-digit plan number ►	001
UNITED TENNESSEE BANKSHARES, INC. ESOP		

C Plan sponsor's name as shown on line 2a of Form 5500	**D** Employer Identification Number
UNITED TENNESSEE BANKSHARES, INC.	62-1710108

Note: If the plan is maintained by:

● More than one employer and benefits employees who are not collectively-bargained employees, a separate Schedule T may be required for
each employer (see the instruction for line 1).

● An employer that operates qualified separate lines of business (QSLOBs) under Code section 414(r), a separate Schedule T may be required for
each QSLOB (see the instruction for line 2).

1 If this schedule is being filed to provide coverage information regarding the noncollectively bargained employees of an employer participating
in a plan maintained by more than one employer, enter the name and EIN of the participating employer:

1a Name of participating employer	1b Employer Identification number

2 If the employer maintaining the plan operates QSLOBs, enter the following information:

a The number of QSLOBs that the employer operates is _____

b The number of such QSLOBs that have employees benefiting under this plan is _____

c Does the employer apply the minimum coverage requirements to this plan on an employer-wide rather than a QSLOB basis? ... ☐ Yes ☐ No

d If the entry on line 2b is two or more and line 2c is "No," identify the QSLOB to which the coverage information given on line 3 or 4 relates.
►

3 Exceptions -- Check the box before each statement that describes the plan or the employer. Also see instructions.
If you check any box, do not complete the rest of this Schedule.

a ☐ The employer employs only highly compensated employees (HCEs).

b ☐ No HCEs benefited under the plan at anytime during the plan year.

c ☐ The plan benefits only collectively-bargained employees.

d ☐ The plan benefits all nonexcludable nonhighly compensated employees of the employer (as defined in Code sections 414(b), (c), and (m)),
including leased employees and self-employed individuals.

e ☐ The plan is treated as satisfying the minimum coverage requirements under Code section 410(b)(6)(C).

For Paperwork Reduction Act Notice and OMB Control Numbers, see the Instructions for Form 5500.   v4.1   Schedule T (Form 5500) 2001





Official Use Only

Enter the date the plan year began for which coverage data is being submitted. Month 01 Day 01 Year 2001

a Did any leased employees perform services for the employer at any time during the plan year? .... ☐ Yes ☒ No

b In testing whether the plan satisfies the coverage and nondiscrimination tests of Code sections 410(b) and 401(a)(4),
   does the employer aggregate plans? .... ☐ Yes ☒ No

c Complete the following:

(1) Total number of employees of the employer (as defined in Code section 414(b), (c), and (m)), including leased employees and self-employed individuals	c(1)	30
(2) Number of excludable employees as defined in IRS regulations (see instructions)	c(2)	5
(3) Number of nonexcludable employees. (Subtract line 4c(2) from line 4c(1))	c(3)	25
(4) Number of nonexcludable employees (line 4c(3)) who are HCEs	c(4)	1
(5) Number of nonexcludable employees (line 4c(3)) who benefit under the plan	c(5)	24
(6) Number of benefiting nonexcludable employees (line 4c(5)) who are HCEs	c(6)	1

d Enter the plan's ratio percentage and, if applicable, identify the disaggregated part of the plan to which the
   information on lines 4c and 4d pertains (see instructions) ▶ NONELECTIVE | d | 95.8 % |

e Identify any disaggregated part of the plan and enter the ratio percentage or exception (see instructions).

Disaggregated part:	Ratio Percentage:	Exception:
(1) _____	_____	_____
(2) _____	_____	_____
(3) _____	_____	_____

f This plan satisfies the coverage requirements on the basis of (check one): (1)☒ the ratio percentage test (2)☐ average benefit test




SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Tennessee Bankshares, Inc. ESOP

Date: June 28, 2002

Richard G. Harwood
President